UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Elmer’s Restaurants, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

289393100

(CUSIP Number)

Juanita Nelson c/o Elmer's Restaurants, Inc.,
11802 SE Stark Street, Portland, OR 97216 (503) 252-1485

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 25, 1998

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 289393100

1.)	Names of Reporting Persons S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Anita Goldberg ###-##-####

2.)	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.)	SEC Use Only

4.)	Source of Funds*

5.)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.)	Sole Voting Power 0

	8.)	Shared Voting Power 0

	9.)	Sole Dispositive Power 0

	10.)	Shared Dispositive Power 0

11.)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.)	Percent of Class Represented by Amount in Row (11) 0%

14.)	Type of Reporting Person* IN

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Item 1.	Security and Issuer

This Statement relates to shares of Common Stock ("Common Stock") of Elmer's Restaurants, Inc., an Oregon corporation (the "Company"). The Company's principal executive offices are located at 11802 SE Stark Street, Portland, Oregon 97216.

Item 2.	Identity and Background

This Statement is filed by Mrs. Anita Goldberg, an individual whose business address is 11802 SE Stark Street, Portland, Oregon 97216. Mrs. Goldberg is a Director of the Company, which constitutes Mrs. Goldberg's principal employment. The address of the Company's principal executive offices is 11802 SE Stark Street, Portland, Oregon 97216. Mrs. Goldberg is a citizen of the United  States of America.

During the past five years, Mrs. Goldberg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
This Statement relates to the sale of Common Stock by Mrs. Goldberg. This item, therefore, is not applicable.

Item 4.	Purpose of Transaction
This Statement relates to the sale of Common Stock by Mrs. Goldberg. This item, therefore, is not applicable.

Item 5.	Interest in Securities of the Issuer

Under the rules and regulations of the Securities and Exchange Commission, Mrs. Goldberg may be deemed to be the beneficial owner of no shares of Common Stock, representing 0% of the issued and outstanding shares of Common Stock.

On August 25, 1998 Mrs. Goldberg sold 673,000 shares of Common Stock to CBW Inc. for $6.39 per share in a private sale completed in Portland, Oregon.  During the past 60 days, Mrs. Goldberg has engaged in no other transactions in  shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Mrs. Goldberg is not a party to any contract, arrangement, understanding or relationship with any other person with respect to shares of Common Stock, including but not limited to transfer

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or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 2, 1998
Date
ANITA GOLDBERG
Anita Goldberg

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